Exhibit 99.1

Press release

Biophytis presented Sarconeos (BIO101) as a possible treatment candidate for long COVID after hospitalization during the 13th annual International Conference on Frailty and Sarcopenia Research (ICFSR)

Paris (France), Cambridge (Massachusetts, U.S.), March 27th, 2023, 08 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announced that it has held a presentation on their drug candidate, Sarconeos (BIO101), as a possibility to cure long COVID after hospitalization, at the 13th annual International Conference on Frailty and Sarcopenia Research (ICFSR). The event was held in Toulouse, France from March 22 to March 24, 2023.

ICFSR is the key international scientific event on Frailty and Sarcopenia and is attended by leading researchers, physicians and Biotech/Pharma in this field.

•	On Thursday 23, March, Cendrine Tourette, PhD (Translational and clinical research project leader in neuromuscular diseases at Biophytis) has held an oral presentation titled “BIOPHYTIS BIO101: a candidate treatment for long COVID after hospitalization?”. Sarconeos (BIO101), an activator of the MAS receptor, is a drug candidate with the potential to treat vulnerable populations with sarcopenia and severe Covid-19. The results obtained in the SARA-INT and COVA studies and the good safety profile allow us to consider the use of this drug candidate to treat the symptoms of long-covid. During this event, Cendrine Tourette, PhD has presented the positive results of the phase 2-3 COVA study with Sarconeos (BIO101) in severe forms of COVID-19 to the Sarcopenia medical and scientific community. As a reminder, the final analysis of the COVA study demonstrated that the COVA study met its primary endpoint, with a significant 44% (p=0.043) reduction in the risk of respiratory failure or early death in hospitalised patients with severe COVID-19.

•	Cendrine Tourette has also presented a poster titled: “Real-life daily mobility profile of sarcopenic older adults: actimetry data from the SARA-INT trial”. The poster will be available in the following days on Biophytis’ website.

•	Pr. Jean Mariani MD, PhD (Board Director), Waly Dioh, PhD (Chief Clinical Operations Officer) were also representing Biophytis at the conference.

Ahead of the International Conference on Frailty and Sarcopenia Research, Pr. Jean Mariani MD, PhD, Waly Dioh Waly Dioh, PhD and Cendrine Tourette have attended the Geroscience Translational Clinical Trials Conference on Wednesday 22, March in Toulouse. They have also participated in the ICFSR Task Force meeting on the same day.

Pr. Jean Mariani MD, PhD (Board Director), said : “ The world wide geriatric medical community that gathered in Toulouse has expressed great interest in the clinical results from the SARA-INT and COVA studies. It confirms the potential of Sarconeos (BIO101) as possible treatments of Sarcopenia and severe forms of Covid-19. We also engaged in very constructive discussions around the potential of Sarconeos (BIO101) in the treatment of long COVID, even if the company has not engaged any specific development plan in this new indication. »

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). In addition, Sarconeos (BIO101) has been demonstrated to be active on severe COVID-19 patients, in a positive Ph2-3 study (COVA) with results released Q1 2023. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

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